UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Commencing on March 18, 2024, Stephen Fitzpatrick, Founder and CEO of Vertical Aerospace Ltd. (the “Company”), demonstrated his further confidence in the Company through the purchase of the Company’s ordinary shares on the open market. Mr. Fitzpatrick has indicated that he may continue to deepen his investment through further open market purchases in the future. This follows the $25 million investment the Company received on March 13, 2024 in respect of a commitment by Mr. Fitzpatrick to provide up to $50 million of funding to the Company in the form of an equity investment, subject to the terms and conditions of the February 22, 2024 Investment Agreement by and between the Company and Imagination Aero Investments Limited, a company wholly owned by Mr. Fitzpatrick.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding possible open market share purchases from the Company’s founder, majority owner, and CEO, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: March 20, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Financial Officer